Exhibit 99.1

News Release

For Immediate Release

Stantec awarded $30M contract to provide laser scanning services for US Government
Company leading team to scan dozens of federal buildings across the country

WASHINGTON DC (Nov 25, 2009) TSX, NYSE: STN

North American design firm Stantec is leading a seven-firm team awarded a major contract by the United States General Services Administration (GSA) to provide 3D laser scanning and surveying services for federal building projects across the country. The contract is worth US$30 million over the next five years of which Stantec is allotted 50% of the fee volume.

“This is a significant win for Stantec’s US operations,” says Bob Gomes, Stantec President & CEO. “This contract allows us to demonstrate our full range of surveying and mapping capabilities on a large scale and to contribute to an important federal initiative.”

Stantec’s surveying and mapping group has developed a particular specialty in 3D laser scanning, which involves using lasers to scan a building or scene and nearly instantly create 3D images that users can view from any angle. The firm has used the technology for reconstruction and renovation projects at such sites as Yankee Stadium, New York City’s City Hall, a levee break in Fernley, Nevada, and the construction crane collapses in New York City and Miami in 2008. With this new contract, Stantec will help the GSA augment its existing building information modeling (BIM) program and further build a comprehensive database of federal facilities.

“Laser scanning has significantly helped develop the way we document existing buildings and plan their upkeep and renovation,” says Christopher Zmijewski, a principal in Stantec’s survey and geomatics division. “With this new effort, the US government will have a tremendously robust database and a much more efficient way of managing its building projects.”

Stantec’s team for the contract includes Stantec Consulting Services Inc., CH2M Hill, Optira, CHA, Taylor Wiseman & Taylor, Adept Project Delivery, and QinetiQ North America. The Company is also involved in a number of other federal projects throughout North America, including an effort to help the Federal Emergency Management Agency (FEMA) undertake a massive flood risk mapping and planning program known as Risk MAP.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects.  We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of more than 130 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contacts Alison Smith Stantec (978) 577-1443 alison.smith@stantec.com	Jay Averill Stantec (780) 917-7441 jay.averill@stantec.com